

September 12, 2013

Via E-mail
Mr. Eric M. Emans
Chief Financial Officer
Blucora, Inc.
10900 NE 8th Street, Suite 800
Bellevue, WA 98004

      Re: Blucora, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed March 8, 2013
              Form 10-Q for the Quarterly Period Ended June 30, 2013
              Filed August 1, 2013
              File No. 000-25131

Dear Mr. Emans:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Net Cash Provided by Operating Activities, page 41

1.   The disclosures in this section do not appear to address changes in your balance sheet that materially affected your operating cash flows. For example, we note that accrued expenses and other current and long-term liabilities and prepaids and other current assets increased significantly from December 31, 2011, however, the reasons for such increases

are not evident from your disclosures. Tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 62

2.   We note your response to prior comment 1 of our letter dated October 3, 2012, where you stated that best estimated selling price was a more appropriate description of the methodology used to determine the fair value of your tax preparation services and that you would update your disclosures accordingly. Per review of your revenue recognition policy on page 63 of the filing it does not appear that these changes have been made as your disclosures continue to indicate that VSOE cannot be established in "limited circumstances." Please tell us whether you continue to use estimated selling price to determine the fair value of the tax preparation services and if so, tell us how your current disclosure reflects this policy.

Sales and Marketing Expenses, page 64

3.   We note that you classify traffic acquisition costs in sales and marketing expenses. Please explain your basis for classifying these costs as selling and marketing rather than as cost of sales. As part of your response, please tell us whether these represent costs to drive traffic to owned and operated websites only or if they also drive traffic to your distribution partners.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Note 7. Commitments and Contingencies, page 12

4.   In light of your disclosure throughout the filing indicating your intention to cash settle the principal portion of the Convertible Senior Notes issued in March 2013, explain to us why you have not included this future cash obligation disclosure in your Contractual Obligations table, as discussed on page 12 and page 27. In this regard, we note that your current disclosure indicates that there were no material changes to the table since the Form 10-K yet the notes issued in the first quarter of 2013 appear to represent a material cash obligation. Please advise.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations for the Three and Six Months Ended June 30, 2013 and 2012</u>

<u>Search Revenue, page 20</u>

5. Please describe for us, in greater detail, the Google policy changes that will affect your distribution partners that acquire end-users of their search services through downloadable applications and explain how this policy change impacts you. We note that your disclosures indicate that you expect year over year revenue in your distribution partner network to decrease in the second half of 2013. If material to your revenue, please tell us what consideration was given to quantifying the expected decrease in revenue as a result of the policy change. See Item 303(A)(3)(ii) of Regulation S-K and Section III.B.3 of Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief